

MAINSTEM MALT
2021 Report

Dear investors,

You've heard much of this in my 2022 Q1 Investor Update, but this more formal report is a requirement for us given our recent equity crowdfund...

I'll just start by once again extending many, many thanks for taking a bet on Mainstem! Building this company since 2015 has without a doubt been the most challenging and rewarding chapter of my professional life, and I'm grateful for the additional resources secured in 2021 that have allowed us to forge on.

Despite setbacks in building our own facility in the past, we have somewhat miraculously continued to grow the business using a collaborative approach to malting at now-three different partnering facilities. We are the only craft malt company to grow in this way, which I think is noteworthy. With continued hard work, thoughtful positioning, and a bit of luck, we will be able to continue on this path alongside the development of our own facility, with this facility adding value to Mainstem in ways that are not practical at partnering facilities.

That said, these are by no means easy times. As concerns about the global pandemic wane, civilization finds itself on a slippery slope to a full-blown world war. The extreme instability of supply chains is affecting everything about our small business, from commodity pricing to customer morale to the risk tolerance of capital networks.

I can promise you that whatever the future holds for Mainstem and the industries that surround us, you can expect a high degree of transparency on how I'm approaching matters as President & CEO, along with a continuous desire to improve as a leader and manager. If you every want to talk about where things are at and share thoughts on potential new approaches, please do reach out to me. I'd love to hear from you.

Sincerely,

Phil Neumann

We need your help!

As mentioned throughout 2021, we are still in search of a lead investor and a real estate development partner to help establish the Mainstem Malt Innovation Center here in Walla Walla. If current investors have leads on such individuals or entities that would enjoy being a part of this important effort in regional US manufacturing and agricultural innovation, we'd greatly appreciate their willingness to make a connection.

Keep in mind that the above effort is part of a longer-term plan to build Mainstem-owned infrastructure as a value-added complement to malting and distribution capacity at larger, partnering facilities. We are ultimately interested in leveraging the Mainstem brand to positively influence the malt industry at large. To that effect, we encourage investors to keep us in mind for connections that might facilitate such malting and distribution partnerships.

We are also always on the lookout for ways to establish and strengthen customer relationships in WA, OR, ID, and AK. Mainstem's current investor base can lend a unique form of legitimacy to our standing with these artisans and help unlock exciting new projects. We invite investors to keep an eye on our accounts listing, help increase awareness Mainstem with new and existing accounts, and let us know if you have any thoughts on accounts/projects that could help us grow as a company: https://www.mainstemmalt.com/made-with-mainstem

Sincerely,

Alyssa Martinez Neumann

Communications

Phil Neumann

CEO & Co-Founder

Our Mission

In 5 years, we hope to be one of the largest craft malt companies in the world, with a Northwest flagship location and a satellite location in Alaska. We will be among the lead innovators in regenerative grain farming, the terroir of grains, and applied malt science. We will be actively using our novel tech platform to engage consumers and accelerate progress in our industry. These projections cannot be guaranteed.

See our full profile

 

How did we do this year?



Report Card

C+



The Good

Increase in non-contracted sales to new and existing customers, and an upswing in consumer package products using our malt.

Successful equity crowdfund campaign, bringing additional capital and ~230 new investors, and boosting market awareness.

Generally upbeat leadership team dynamic through complex and challenging times.



The Bad

Production delays w/ 2 key accounts pushed nearly $100k of contracted sales into '22. No Q1 sales during transition to MCM facility.

A record West-wide drought created substantial quality and quantity issues for North American maltsters.

Global supply chain issues combined with crop issues to place substantial stress on supply chain relationships; increase costs.

2021 At a Glance
January 1 to December 31



$347,019 [20%]
Revenue



-$181,430
Net Loss



$26,417 [70%]
Short Term Debt



$181,601
Raised in 2021



$34,678
Cash on Hand
As of 03/11/22

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We contract for special lots of grain from conservation-minded family farmers, malt it at partnering craft malt houses, sell the finished malt to brewers and distillers, and help share a compelling supply chain story with beer and spirits fans globally.

We're also developing a tech platform: Headwaters. Its primary goals are to engage consumers with compelling supply chain story, manage market opportunities for artisan products made with our malt, and accelerate progress in our industry.

In 5 years, we hope to be one of the largest craft malt companies in the world, with a Northwest flagship location and a satellite location in Alaska. We will be among the lead innovators in regenerative grain farming, the terroir of grains, and applied malt science. We will be actively using our novel tech platform to engage consumers and accelerate progress in our industry. These projections cannot be guaranteed.

Milestones

Mainstem Malt, SPC was incorporated in the State of Washington in May 2018.

Since then, we have:

- 🌾We sell the #1 non-water ingredient in craft beer ($29B+ US market) and single malt whiskey.

- 📈$1.25MM lifetime malt sales w/ 71+ accounts nationally. ~$500k contracted 2021 sales and growing.

- 🤝A new processing partnership cuts historical COGS by 50%+ and unlocks big growth opportunities.

- 🛒We think big, beyond malt sales, to a marketplace that connects fans to premium artisan products.

- 🌎The world's first B Corp maltster, committed long-term to deep sustainability in ag/food/bev.

- ✨Engaged in the craft malt community since 2014; Phil's an active Craft Maltsters Guild board member.

- 🏞 The "mainstem" is the longest channel in a river network. It's also our metaphor for collaboration.

Historical Results of Operations

Our company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $347,019 compared to the year ended December 31, 2020, when the Company had revenues of $435,792. Our gross margin was 4.61% in fiscal year 2021, compared to 7.97% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $249,271, including $8,290 in cash. As of December 31, 2020, the Company had $270,569 in total assets, including $27,461 in cash.

- *Net Loss.* The Company has had net losses of $181,430 and net losses of $146,017 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $107,886 for the fiscal year ended December 31, 2021 and $112,504 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $692,804 in debt, $325,000 in equity, and $200,000 in SAFEs. The vast majority of the debt is no longer outstanding.

We will likely require additional financing in excess of the proceeds from the 2021 Reg CF Offering in order to perform operations over the lifetime of the Company. We are actively working to secure additional capital. Except as otherwise described in our Form C, we do not have additional sources of capital. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Mainstem Malt, SPC cash in hand is $34,678.38, as of March 2022. Over the last three months, revenues have averaged $42,274/month, cost of goods sold has averaged $33,619.15/month, and operational expenses have averaged $23,100.27/month, for an average burn rate of $14,445.42 per month. Our intent is to be profitable in 12 months.

We continue to use funds obtained from our 2021 RegCF to assist with working capital, with the majority of our malting being done in partnership with Montana Craft Malt. Through this model, we launched a revamped product line of 4 core malts in 2021 Q2, which has been received very well in the industry.

Despite a number of recent and substantial wins with customers, our small team's capacity to grow revenue and develop new business opportunities has been encumbered by worsening supply chain disruptions and navigation of complex dynamics with external partners.

Note that we were able to collect payment for most of the past-due invoices in our Accounts Receivable in early 2022, and this year we will aim to prompt customers about outstanding balances well in advance of year end.

We expect revenue gains through 2022, as compared to 2020 and 2021, with target year end revenues above $600k at a 15-20% gross margin. By default, operating expenses will be scaled with the goal of reducing our losses compared to 2021. If we raise sufficient capital, we are comfortable continuing to maintain constructive losses near or above 2021 levels.

We are not yet profitable and will need additional capital to reach profitability as an independent company.

Beyond a modest cash reserve, we have a $95k limit on our Chase credit card. As of 3/21/2022, the credit card has a balance of $11,893.01.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -52%   Gross Margin: 5%   Return on Assets: -73%   Earnings per Share: -$12,959.29

Revenue per Employee: $173,510   Cash to Assets: 3%   Revenue to Receivables: 948%   Debt Ratio: 43%

📄 MSM_CompiledFinancials_2021YE.pdf

📄 Mainstem_Malt_Financials_and_CPA_Review_Report_19_and_20_V2__adj_units_.pdf

We  Our
216 Investors

Thank You For Believing In Us

Stephen Brown	Kevin Yamada	William Landis	Arno Hesse	Rhallete R Javier	Robert W Neill Jr	Zachary Ray
Vincent Joseph	David Macario	Brandon Howard	Square Mile Ranch	Thomas Watson	Mike Freeman	Emily Hutto
Linda Olson	Matt Dittrich	Jeffrey Metzger	Mark Salacinski	Randy Heinrich	Hector Casillas	Patrick Hyde
Andrew M Clarke	Phil Neumann	Scott Britton	Josh Hulett	Camille Hemlock	Jake Jacobs	Rachel LovellFord
Kd Ghana	Cadwallader Benson	Antonello Loddo	Ron Cousineau	Geoffrey Costigan	Brad Burmeister	Joel Clark
Cameron Staff	Tor Sandven	Steven Gabelein	Neil Young	Blake Haggerty	Jesse Meyerson	Elizabeth MacDonald
Geoffrey Costigan	Jerry Francisco Benzl	Tim Mo	Federico Pastorino	Amanda Lohry	Sean Porter	Sam Skaggs
Adam Field	Tyler Gilmore	Michael Gregory	Lisa Stefani	Theresa Y. Barila	Collin Michael Christianson	Nicholas Bode
Wade Davis	Scott Rynes	Alex Parise	Andrew Dombrowski	Bill Neve	Ileana Incrovaia	Julie Watson
Sean Martin	Edward Kelly Medlock	Mousa Diabat	Eric Schreiber	Douglas D. Van Dyke	Samuel Reeves	Angela Liu
Zack Van Prooyen	Michael Townshend	Jerry Martinez	Deborah Woodard	Nathan Rea	Kerry Beyrer	Zachary White
Kevin Oh	William Conklin	Joanne P Moss	Arthur J Schultheis	Steve Ambruzs	David Leib	Phyllis Lamken
Chris Riesbeck	Quin Davis	Steven Brack	Daniel Hicks	Frank C DeGuire	Amy Volz	Mark Konings
Jaime Iseminger	Jennifer Chartraw	Eric Shafer	Greg Hoffmann	Anna Chotzen	Mike V Laverty	Joni Kindwall-Moore
Greg Handley	Chandler Briggs	Alex English	Gloria Su	Paul Kendrick	Glenn Sullivan	Rodrigo Braun

Nicholas Pauley	Joseph A ERWIN	Joy Smith	DOTTY HUDSON	William A. Albee	Kevin Scribner	Kim Ogren
Alex Pichacz	Alison R Doniger	Colleen Sullivan	Benjamin Kato	Brian Augenstein	Aaron Beatty	Kurt Klein
Chris Engdahl	Kwok Sze Yin Steven	Radoslava Dogandjieva	Natalie Gillquist	Chris Kelle	Gina Ferron	Joseph Ferron
Chelsea Wilson	Bruce Houck	Linda Herbert	Richard E Haidvogel	Matthew J Weekes	William Culler-Chase	Lydia Caudill
Larry Duthie	Linda Behnken	Scott Churchman	Matthew Lowenbraun	Alexia Seebeck	William Becker	Sheila Thornburg
Lucas Knowles	Michael Freeman	Darren Thies	Martha Wiedemann	Emily Burd	Paul A Mason	Mary V Santelmann
John Moniger	Daniel R. Watkins	Andrew Webster	Michael Rogers	Michael Johnson	Carolyn Knowles	Scott Moseley
Aaron Smiley	Kristina Burkhart	Mike Carter	Stephen Weller	Mohanaraju Nandyala	Quillan Donnelly	Jennifer Mesko-Kimmich
Brody M Casler	Clifford Muscat	Daniel Haden	Kaitlyn Nelson	Brian Balazs	Charles R Newdigate	Joel Wright
Genie Crowe	Ne Boland	Joshua Perry	Stan Schwerin	Robert M. Withycombe	Sean Redar	Richard Faris
Chad Kutcherman	Gabe And Shannon Murac...	Mike Elia	Tracy W. Smith	Bryan Edgington	Julia Seebeck	Amanda Martino
Nathan Howard	Sean Moon	Maura Paxton	Katy Rizzuti	Tyreek Walrond	Gabriel Boning	Bryan Lubbers
Racquel Rancier	Alina Tsui	Brian Augello	Jeff Cooper	Diane Neumann	John Manuel	Tom Williams And Ray Wi...
Jason Bryant	Amy Halloran	Jill Kuehler	Maura Selenak	Peter Mitchell	Michael Del Priore	Dennis & Laura Rea
Daniel Zimmerman	Chad S	John White	Rafael A. Saavedra	Melissa Scheer	Mike V Laverty	Paul Lee
Peter Smyth	Stephen Chase	Mohanaraju Nandyala	Manahil Malik	John Hagen Adams	William (Classic) Thomas	

Thank You!
From the Mainstem Malt Team



Phil Neumann
CEO & Co-Founder



Alyssa Martinez Neumann
Comms & Co-Founder



Kether Scharff-Gray
COO & Supply Chain Wiz

Kether brings a wealth of operations experience to Mainstem with a focus on agriculture & supply chains, and makes sure the trains are running on time. Her dedication to reformed agricultural systems is



Paul Thurston
Customer Innovations

Based in Portland, Oregon, Paul is the head brewer at Fortside Brewing. He helped us pilot the Customer Innovations Team concept, bringing on conservation minded fermentation professionals to



Aaron Blonden
Customer Innovations

Based in Olympia, Washington, Aaron is the head brewer at 3 Magnets Brewing. Among other things, he's become a leading expert in brewing fantastic non-alcoholic beers with premium malt and hops.



Erik Chapman
Customer Innovations

Based in Eugene, Oregon, Erik is the head distiller at Thinking Tree Spirits. He comes with an extensive distilling background and believes wholeheartedly in the future of American single malt whiskey.

immense.

help spawn innovative projects
with our accounts.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alyssa Martinez Neumann	Communications Manager @ Oregon Tilth	2015
John Halligan	Oncologist @ Advanced Oncology Associates	2018
Philip E. Neumann	Entrepreneur @ Mainstem Malt, SPC	2015

Officers

OFFICER	TITLE	JOINED
Alyssa Martinez Neumann	Secretary	2015
Philip E. Neumann	President	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Philip E. Neumann	8,166,667 Common A (8MM) & Preferred A (0.167MM)	48.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2016	$95,000	Common Stock	Other
09/2018	$86,900		Other
12/2018	$200,000	Safe	Regulation D, Rule 506(c)
10/2019	$400,000		Other
11/2019	$230,000	Preferred Stock	Regulation D, Rule 506(c)
04/2020	$21,202		Other
11/2020	$60,000		Other
02/2021	$21,202		Other
12/2021	$160,399		4(a)(6)
01/2022	$103,500		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Chase Bank	09/06/2018	$86,900	$8,891	13.24%	01/01/2026	Yes
Baker Boyer Bank	10/16/2019	$400,000	$0	7.0%	10/01/2027	
SBA	04/17/2020	$21,202	$0	1.0%	04/17/2022	
Baker Boyer Bank	11/17/2020	$60,000	$60,000	7.255%	11/12/2021	Yes
SBA	02/08/2021	$21,202	$21,202	1.0%	02/08/2026	Yes
SBA	01/13/2022	$103,500	$103,500	3.75%	07/15/2050	Yes

EIDL
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Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred A	25,000,000	4,439,520	Yes
Common A	10,000,000	10,000,000	Yes
Common B	5,000,000	0	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	2,000,000

Risks

Covid-19 has deeply impacted the industries in which Mainstem operates, from its customer base that thrives on social interaction, to the interstate supply chains it manages. The challenges presented by Covid-19 are also evolving in ways that are difficult to predict. Consequently, Mainstem faces continued risk that Covid-19 will negatively impact its revenue, cost structure, and access to capital.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Alyssa Martinez Neumann is currently a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case, and changes to this arrangement will be important to allow the company to grow to its full potential.

Mainstem may require additional financing to continue its operations. While its primary goal to increase shareholder equity, subsequent financing may come at the cost of current shareholder equity. Such financing may also never materialize, rendering Mainstem insolvent.

Stock in Mainstem will hopefully be worth a lot to many different people someday. But for the time being, the value of the stock is determined by a relatively small number of people who believe strongly in the company's future potential. This dynamic, in addition to the fact that stock in Mainstem is not readily transferable and transferable on an open market, makes the investment in Mainstem relatively illiquid compared to other common investments (e.g., publicly traded companies, real estate, gold).

Mainstem currently generates over half of its revenue from its largest account. While the relationship is currently very positive and promising, any chance of instability with this account presents a substantial risk to Mainstem.

Mainstem operates in a specialty agricultural niche within a greater commodity malt industry. As such, volatility in commodity markets has the potential to disrupt Mainstem's crop sourcing model and their downstream supply chains.

Mainstem has a limited operating history and remains in an early stage of growth. The company's continued success is dependent on a small leadership team's ability to recruit, retain, and adequately support the talent it needs to scale.

Mainstem is a B2B company with a relatively small number of potential accounts and is highly exposed to shifting industry trends, for better or for worse.

Mainstem currently outsources 100% of its processing needs, which could result in temporary loss of key services that are required for the company to operate and generate revenue.

Mainstem faces significant competition from existing and incoming players, many of

which are and could become far more capitalized than Mainstem.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is

investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⍰;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Mainstem Malt, SPC

- Washington Corporation
- Organized May 2018
- 2 employees

128 W Maple St
WALLA WALLA WA 99362

http://www.mainstemmalt.com

Business Description

Refer to the Mainstem Malt profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Mainstem Malt is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.